January 25, 2005

By Facsimile and U.S. Mail

Joseph D. Kaufman
Senior Vice President,
Chief Legal Officer and Secretary
Plexus Corporation
55 Jewelers Park Drive
Neenah, WI 54957

	Re:	Plexus Corporation
		Definitive Additional Materials
		Filed January 24, 2005

Dear Mr. Kaufman:

	We have the following comments on the above-referenced filing. Please note that our review has been limited to issues raised in the definitive additional materials.

1. In the future, please be certain to file definitive additional materials using the appropriate EDGAR header tag. We note that this information was filed as "DFAN14A," rather than "DEFA14A." The "DFAN14A" header tag is used for definitive additional materials and Rule 14a-12 material filed by non-management.

2. We note that, among other things, the company seeks shareholder approval of an equity incentive plan at the February 9, 2005 meeting.

We note from your letter to the board that there is some confusion regarding whether the equity incentive plan authorizes repricing of stock options. In your letter, you state that the proxy statement is clear on this point; however, management has recommended that the board consider adding a proviso to the relevant plan section to clarify this point. You also state that the board will schedule a meeting immediately after the annual meeting to consider adding this clarifying provision. As disclosure in the proxy does not control the interpretation of the plan, tell us what consideration you have given to clarifying the plan definitively and providing security holders with this information prior to the time security holders vote on the proposal.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to our comments promptly by submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response.
Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions